UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Fusion Fuel Green PLC, an Irish public limited company (the “Company”), is furnishing this Amendment No. 1 (this “Form 6-K/A”) to its Report on Form 6-K originally furnished with the U.S. Securities and Exchange Commission (the “SEC”) on September 25, 2026 (the “Original Report”). The Company is furnishing this Form 6-K/A to revise the description of the accounting errors in the Company’s consolidated financial statements for the fiscal year ended December 31, 2025 that are the subject of the restatement and the manner in which such errors were identified and the description of certain related discussions. This Form 6-K/A also furnishes, as Exhibit 16.1, the letter of Bush & Associates CPA LLC referred to in the Original Report. For convenience, this Form 6-K/A amends and restates the Original Report in its entirety; however, except as described above, this Form 6-K/A does not otherwise amend, modify or update the Original Report in any respect.

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In connection with the preparation of its interim financial statements for the six months ended June 30, 2026 and the related review process, the Company’s management identified certain errors in the accounting for the Company’s investment in Quality Industrial Corp., a Nevada corporation (“QIND”), in the Company’s previously issued audited consolidated financial statements as of and for the fiscal year ended December 31, 2025, and brought these matters to the attention of the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) and the Company’s independent registered public accounting firm, Bush & Associates CPA LLC (“Bush”).

On September 25, 2026, the Audit Committee, after discussion with the Company’s management and with Bush, concluded that the Company’s previously issued audited consolidated financial statements and the notes thereto as of and for the fiscal year ended December 31, 2025 (the “Subject Period”) included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2025 previously filed by the Company with the SEC on May 7, 2026 (the “Original Filing”), should no longer be relied upon and should be restated due to the following errors: (1) the foreign currency translation adjustments on intangibles and goodwill arising from the purchase price allocation in connection with the Company’s acquisition of QIND were not appropriately reflected in the consolidated financial statements, as those U.S. dollar-denominated balances were not retranslated at the applicable exchange rates; (2) the resulting foreign currency translation differences on the Company’s foreign operations were incorrectly classified in profit or loss, within finance income, rather than in other comprehensive income; and (3) the goodwill impairment analysis as of December 31, 2025 was required to be performed and any resulting impairment reflected in the restated financial statements to appropriately capture the updated goodwill position following the corrections described in the foregoing clauses (1) and (2).

In the course of preparing the restated consolidated financial statements, the Company’s management also identified an error relating to the non-controlling interests in QIND, which had not been attributed their share of the results and other comprehensive income of QIND for the Subject Period or adjusted for the change in the Company’s ownership interest in QIND. This error affected the allocation of the net loss, total comprehensive loss and equity between owners of the Company and non-controlling interests, and does not change the estimated increase in net loss or reduction in total equity described below.

As a result of the foregoing accounting errors, the Company intends to restate its consolidated financial statements and the notes thereto in an amendment to be filed with the SEC of the Original Filing (the “Amended Report”). The adjustments to such financial statement items will be set forth through expanded disclosure in the financial statements and the notes thereto included in the Amended Report, including further description of the restatements and their impact on previously reported amounts.

The Company does not believe that the foregoing corrections will have any impact on the Company’s cash position or overall business. Based on its preliminary analysis, the Company currently estimates that the restatement will result in an increase in the net loss for the fiscal year ended December 31, 2025 of approximately €4.0 million, driven primarily by a goodwill impairment charge of approximately €1.1 million and the reclassification of foreign exchange translation differences of approximately €3.1 million from finance income to other comprehensive income, together with related adjustments. The Company estimates that total equity as of December 31, 2025 will be reduced by approximately €3.8 million as a result of the restatement. The foregoing adjustments are non-cash in nature and do not affect the Company’s revenue, cash position, or the Company’s net cash flows from investing or financing activities, and do not have a material effect on net cash flows from operating activities. The Company does not expect the restatement to directly cause it to fail to meet applicable continued listing requirements of the Nasdaq Capital Market. The foregoing estimates are preliminary, have not been audited, and remain subject to change pending completion of the restatement and review by the Company’s independent registered public accounting firm.

Although the Company cannot at this time estimate when it will file the Amended Report, it is diligently pursuing completion of the restatements and intends to make such filings as soon as reasonably practicable.

The description in this report of the accounting errors, the required corrections and the expected impacts of the restatements described above are preliminary, unaudited and subject to further change in connection with the ongoing review of the accounting errors and the completion of the restatement. Accordingly, there can be no assurance that the actual effects of the restatement will be only as described above.

The Company’s management and the Audit Committee have discussed, and continue to discuss, the matters disclosed in this Form 6-K/A with Bush. The Company also provided a copy of the foregoing disclosures to Bush and requested that Bush furnish it with a letter addressed to the SEC stating whether Bush agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of Bush’s response letter has been furnished as Exhibit 16.1 to this Form 6-K/A.

Forward-Looking Statements

This Form 6-K/A includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance and can be identified by words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology. Forward-looking statements in this Form 6-K/A include, but are not limited to, statements regarding: the Company’s intention to restate its consolidated financial statements for the fiscal year ended December 31, 2025 and to file the Amended Report with the SEC; the expected nature and scope of the restatement, including with respect to the impairment of the goodwill arising on the acquisition of QIND, the translation of such goodwill and of the related fair value adjustments and amortization, the recognition of exchange differences on the translation of QIND in other comprehensive income rather than finance income, and the attribution to non-controlling interests of their share of QIND’s results and other comprehensive income; the anticipated impacts of the restatement on previously reported financial statement amounts; the Company’s preliminary estimates of the expected increase in net loss, the expected reduction in total equity and the non-cash nature of the adjustments; the Company’s belief that the foregoing corrections will not have any impact on the Company’s cash position or overall business; the Company’s expectation that the restatement will not directly cause it to fail to meet applicable continued listing requirements of the Nasdaq Capital Market; and the Company’s expectation that it will file the Amended Report as soon as reasonably practicable.

These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance, conditions, or results. They involve known and unknown risks, uncertainties, and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, without limitation: the risk that the actual effects of the restatement differ from those currently anticipated, including the possibility that additional errors or adjustments are identified in connection with the ongoing review; the risk that the Amended Report is not filed on the timeline currently anticipated or at all; the risk that the restatement has impacts on the Company’s business, financial condition, or results of operations beyond those currently expected; the risk that the restatement or the underlying accounting errors result in regulatory inquiry, investigation, or enforcement action by the SEC or other governmental authorities; the risk that the restatement leads to litigation, claims, or other proceedings against the Company; the potential for adverse effects on investor confidence or the market price of the Company’s securities; the risk that the Company’s internal controls over financial reporting are determined to be ineffective; risks related to foreign exchange rate fluctuations affecting the translation of the Company’s foreign operations, including QIND; the risk that the estimated financial impacts of the restatement, including the expected increase in net loss, reduction in total equity and characterization of the adjustments as non-cash, prove to be materially different from the amounts described herein; the risk that the restatement, or any further adjustments identified in connection with the completion thereof, could directly cause the Company to fall below the minimum shareholders’ equity or other requirements for continued listing on the Nasdaq Capital Market; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the SEC on July 29, 2026, the Company’s Annual Report on Form 20-F filed with the SEC on May 7, 2026, and other filings with the SEC.

Actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All forward-looking statements in this Form 6-K/A are qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date hereof, except as required by law.

Incorporation by Reference

This Form 6-K/A is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-298887, 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
16.1	Bush & Associates CPA LLC Response Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: October 6, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer, Interim Chief Financial Officer and Chief Strategy Officer